                                              Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-35802


                              E*TRADE Group, Inc.

      $650,000,000 6% Convertible Subordinated Notes due February 1, 2007
                                      and
    27,542,373 Shares of Common Stock Issuable Upon Conversion of the Notes

     On February 1, 2000, E*TRADE Group, Inc. issued and sold $500,000,000 aggregate principal amount of 6% Convertible Subordinated Notes due February 1, 2007 in a private offering. On March 17, 2000, the initial purchasers purchased an additional aggregate principal amount of $150,000,000 in notes pursuant to the option granted by the Company. The initial purchasers of the notes subsequently transferred their notes to various other holders in transactions exempt from registration under the Securities Act of 1933. In connection with our private offering, we agreed to register the notes and the shares of common stock into which the notes are convertible to facilitate secondary trading by these holders, to whom we refer as selling securityholders. This prospectus is part of a registration statement that fulfills this obligation. All securities offered by this prospectus are offered by selling securityholders.

     The notes are convertible by holders into shares of our common stock at a rate of 42.3729 shares per each $1,000 principal amount of notes, subject to adjustment as described in this prospectus. In addition, at certain times and under certain circumstances, we may redeem the notes at our election or at the election of the holders of the notes. You can find a more extensive description of the notes beginning on page 22.

     The notes are not secured and are subordinated to all of our present and future senior indebtedness.

     The notes are eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market.

     Our common stock is quoted on the Nasdaq National Market under the symbol "EGRP." On May 18, 2000, the closing sale price for our common stock was $20.0625.

     Investing in our notes and common stock involves risks. See Risk Factors beginning on page 4 to read about certain factors you should consider before buying notes and shares of common stock being offered by this prospectus.

                                ______________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                ______________


                The date of this prospectus is May 19, 2000.

                               TABLE OF CONTENTS

                                                                                                           Page
                                                                                                           ----
E*TRADE Group, Inc.......................................................................................    3
Risk Factors.............................................................................................    4
Information Regarding Forward-Looking Statements.........................................................   21
Use of Proceeds..........................................................................................   22
Ratio of Earnings to Fixed Charges.......................................................................   22
Description of the Notes.................................................................................   22
Material United States Federal Income Tax Considerations.................................................   36
Selling Securityholders..................................................................................   43
Plan of Distribution.....................................................................................   45
Incorporation by Reference...............................................................................   46
Where You Can Find More Information......................................................................   47
Legal Matters............................................................................................   47
Experts..................................................................................................   47

                          __________________________

                              E*TRADE GROUP, INC.

     E*TRADE, through our wholly owned subsidiaries, E*TRADE Securities, Inc., TIR (Holdings) Limited ("TIR") and Telebanc Financial Corporation ("Telebanc"), is a leading provider of online brokerage and banking services and has established a popular, branded destination Web site for self-directed investors. We offer automated order placement and execution, along with a suite of products and services that can be personalized, including portfolio tracking, Java-based charting and quote applications, real-time market commentary and analysis, news, professional research reports, financial online community and other information services. Our products have grown to include IPO shares, mutual funds, bond trading, tax advice and banking. We provide our services 24 hours a day, seven days a week by means of the Internet, touch-tone telephone (including interactive voice recognition), and direct modem access. Our proprietary transaction-enabling technology supports highly automated, easy-to-use and cost-effective services that empower our customers to take greater control of their investment decisions and financial transactions. Further, we believe that our technology can be adapted to provide transaction-enabling services related to other aspects of electronic commerce.

                                 RISK FACTORS

   You should carefully consider the risks described below before making an investment decision in our company. The risks and uncertainties described below are not the only ones facing our company and there may be additional risks that we do not presently know of or that we currently deem immaterial. All of these risks may impair our business operations. This document also contains forward-looking statements that involve risks and uncertainties and actual results may differ materially as a result of certain factors, including those set forth below and elsewhere in this filing. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

   In accordance with "plain English" guidelines provided by the Securities and Exchange Commission, the risk factors have been written in the first person.

                   RISK PARTICULAR TO E*TRADE GROUP, INC.

We could suffer substantial losses and be subject to customer litigation if our systems fail or our transaction processing is slow

   We receive and process transactions mostly through the Internet, online service providers and touch-tone telephone. Thus, we depend heavily on the integrity of the electronic systems supporting these types of transactions, including our internal software programs and computer systems. Our systems or any other systems in the transaction process could slow down significantly or fail for a variety of reasons including:

  . undetected errors in our internal software programs or computer systems;

  . our inability to effectively resolve any errors in our internal software programs or computer systems once they are detected; or

  . heavy stress placed on our system during certain peak trading times.

   If our systems or any other systems in the transaction process slow down significantly or fail even for a short time, our customers could suffer delays in transaction processing, which could cause substantial losses and possibly subject us to claims for such losses or to litigation claiming fraud or negligence. We have experienced such systems failures and degradation in the past, including certain days in February 1999. We could experience future system failures and degradations, especially in foreign markets where we must implement new transaction processing infrastructures. To promote customer satisfaction and protect our brand name, we have, on certain occasions, compensated customers for verifiable losses from such failures. To date, during our systems failures, we were able to take orders by telephone, however, with respect to our brokerage transactions, only associates with securities brokers' licenses can accept telephone orders. An adequate number of such associates may not be available to take customer calls in the event of a future systems failure. We may not be able to increase our customer service personnel and capabilities in a timely and cost-effective manner. We could experience a number of adverse consequences as a result of these systems failures including the loss of existing customers and the inability to attract or retain new customers. There can be no assurance that our network structure will operate appropriately in any of the following events:

  . subsystem, component or software failure;

  . a power or telecommunications failure;

  . human error;

  . an earthquake, fire or other natural disaster; or

  . an act of God or war.

   There can be no assurance that, in any such event, we will be able to prevent an extended systems failure. Any such systems failure that interrupts our operations could have a material adverse effect on our business, financial condition and operating results. We have received in the past, including as a result of our systems failures in February 1999, adverse publicity in the financial press and in online discussion forums primarily relating to systems failures.

Our security could be breached, which could damage our reputation and deter customers from using our services

   We must protect our computer systems and network from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Computer break-ins could jeopardize the security of information stored in and transmitted through our computer systems and network, which could adversely affect our ability to retain or attract customers, damage our reputation and subject us to litigation. We have in the past, and could in the future, be subject to denial of service, vandalism and other attacks on our systems by Internet hackers. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, these security measures may fail. Our insurance coverage in certain circumstances may be insufficient to cover issues that may result from such events.

Our business could suffer if we cannot protect the confidentiality of customer information transmitted over public networks

   A significant barrier to online commerce is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology, including cryptography technology licensed from RSA Data Security, Inc., to provide secure transmission of confidential information. There can be no assurance that advances in computer and cryptography capabilities or other developments will not result in a compromise of the RSA or other algorithms we use to protect customer transaction data. If any such compromise of our security were to occur, it could have a material adverse effect on our business, financial condition and operating results.

Our quarterly results fluctuate and do not reliably indicate future operating results

   We do not believe that our historical operating results should be relied upon as an indication of our future operating results. We expect to experience large fluctuations in future quarterly operating results that may be caused by many factors, including the following:

  . fluctuations in the fair market value of our equity investments in other companies, including through existing or future private investment funds managed by us;

  . fluctuations in interest rates, which will impact our investment and loan portfolios;

  . increased levels of advertising, sales and marketing expenditures for customer acquisition, which may be affected by competitive conditions in the marketplace;

  . the timing of introductions or enhancements to online investing services and products by us or our competitors;

  . market acceptance of online financial services and products;

  . the pace of development of the market for online commerce;

  . changes in trading volume in securities markets;

  . trends in securities and banking markets;

  . domestic and international regulation of the brokerage, banking and internet industries;

  . implementation of new accounting pronouncements, such as Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities;

  . changes in domestic or international tax rates;

  . changes in pricing policies by us or our competitors;

  . changes in strategy;

  . the success of, or costs associated with, acquisitions, joint ventures or other strategic relationships;

  . changes in key personnel;

  . seasonal trends;

  . the extent of international expansion;

  . the mix of international and domestic revenues;

  . fluctuation in foreign exchange rates;

  . changes in the level of operating expenses to support projected growth;
    and

  . general economic conditions.

   We have also experienced fluctuations in the average number of customer transactions per day. Thus, the rate of growth in customer transactions at any given time is not necessarily indicative of future transaction activity.

Our business will suffer if we cannot effectively compete

   The market for financial services over the Internet is new, rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We face direct competition from financial institutions, brokerage firms, banks, mutual fund companies, Internet portals and other organizations. These competitors include, among others:

  . America Online, Inc.;

  . Ameritrade, Inc.;

  . Bank of America;

  . Charles Schwab & Co., Inc.;

  . Citigroup, Inc.;

  . CyBerCorp.com;

  . Datek Online Holdings Corporation;

  . DLJdirect;

  . Fidelity Brokerage Services, Inc.;

  . Intuit Inc.;

  . Merrill Lynch, Pierce, Fenner & Smith Incorporated;

  . Microsoft Money;

  . National Discount Brokers;

  . Net.B@nk, Inc.;

  . PaineWebber Incorporated;

  . Quick & Reilly, Inc.;

  . Salomon Smith Barney, Inc.;

  . SURETRADE, Inc.;

  . TD Waterhouse Securities, Inc.;

  . Wells Fargo & Company;

  . WingspanBank.com; and

  . Yahoo! Inc.

   Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. In addition, many of our competitors offer a wider range of services and financial products than we do, and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Many of our competitors also have greater name recognition and larger customer bases that could be leveraged, thereby gaining market share from us. Such competitors may conduct more extensive promotional activities and offer better terms and lower prices to customers than we do, possibly even sparking a price war in the online financial services industry. Moreover, certain competitors have established cooperative relationships among themselves or with third parties to enhance their services and products. For example, Charles Schwab's One-Source mutual fund service and similar services may discourage potential customers from using our brokerage services. Accordingly, it is possible that new competitors or alliances among existing competitors may significantly reduce our market share.

   General financial success within the financial services industry over the past several years has strengthened existing competitors. We believe that such success will continue to attract new competitors, such as software development companies, insurance companies and others, as such companies expand their product lines. Commercial banks and other financial institutions have become more competitive with our brokerage operations by offering their customers certain corporate and individual financial services traditionally provided by securities firms. The current trend toward consolidation in the commercial banking industry could further increase competition in all aspects of our business. Commercial banks generally are expanding their securities and financial services activities. While we cannot predict the type and extent of competitive services that commercial banks and other financial institutions ultimately may offer, we may be adversely affected by such competition. To the extent our competitors are able to attract and retain customers, our business or ability to grow could be adversely affected. In many instances, we are competing with such organizations for the same customers. In addition, competition among financial services firms exists for experienced technical and other personnel.

   There can be no assurance that we will be able to compete effectively with current or future competitors or that such competition will not have a material adverse effect on our business, financial condition and operating results.

Our success depends on our ability to effectively adapt to changing business conditions

   We have grown rapidly and our business and operations have changed substantially since we began offering electronic investing services in 1992, and Internet investing services in February 1996, and we expect this trend to continue. Such rapid change and expansion places significant demands on our administrative, operational, financial, and technical management and other resources.

   We expect operating expenses and staffing levels to increase substantially in the future. In particular, we have hired and intend to hire a significant number of additional skilled personnel, including persons with experience in the computer, brokerage and banking industries, and, specifically, persons with Series 7 or other broker-dealer licenses. Competition for such personnel is intense, and there can be no assurance that we will be able to find or keep additional suitable senior managers or technical persons or licensed representatives in the future. In particular, we depend heavily on our chief executive officer, president and chief operating officer and other members of senior management, the loss of any of whom could seriously harm our business. We also expect to expend resources for future expansion of our accounting and internal information management systems and for a number of other new systems and procedures. In addition, we expect that future expansion will continue to challenge our ability to successfully hire and retain associates. If our revenues do not keep up with operating expenses, our information management systems do not expand to meet increasing demands, we fail to attract, assimilate and retain qualified personnel, or we fail to manage our expansion effectively, there could be a material adverse effect on our business, financial condition and operating results.

   The rapid growth in the use of our services has strained our ability to adequately expand technologically. As we acquire new equipment and applications quickly, we have less time to test and validate hardware and software, which could lead to performance problems. We also rely on a number of third parties to process our transactions, including online and Internet service providers, back office processing organizations, service providers and market-makers, all of which will need to expand the scope of the operations they perform for us. Any backlog caused by a third party's inability to expand sufficiently to meet our needs could have a material adverse effect on our business, financial condition and operating results. As transaction volume increases, we may have difficulty hiring and training qualified personnel at the necessary pace, and the shortage of licensed personnel could cause a backlog in the processing of brokerage orders that need review, which could lead to not only unsatisfied customers, but also to liability for brokerage orders that were not executed on a timely basis.

   Through our Digital Financial Media initiative, we plan to deliver interactive multimedia content and commerce through a variety of broadband communications channels and electronic platforms. We believe that achieving success in this strategy is essential to our ability to compete in the rapidly evolving electronic marketplaces in which we operate. We have limited experience in these media and our failure to execute this strategy successfully may limit our future growth.

Our ability to attract customers and our profitability may suffer if changes in government regulation favor our competition or restrict our business practices

   The securities and banking industries in the United States are each subject to extensive regulation under both federal and state laws. Broker-dealers are subject to regulations covering all aspects of the securities business, including:

  . sales methods;

  . trade practices among broker-dealers;

  . use and safekeeping of customers' funds and securities;

  . capital structure;

  . record keeping;

  . advertising;

  . conduct of directors, officers and employees; and

  . supervision.

   Because we are a self-clearing broker-dealer, we have to comply with many complex laws and rules. These include rules relating to possession and control of customer funds and securities, margin lending and execution and settlement of transactions. Our ability to so comply depends largely on the establishment and maintenance of a qualified compliance system.

   Similarly, E*TRADE and Telebanc, as savings and loan holding companies, and Telebank, as a federally chartered savings bank and subsidiary of Telebanc, are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision ("OTS") and, in the case of Telebank, the Federal Deposit Insurance Corporation. Such regulation covers all aspects of the banking business, including lending practices, safeguarding deposits, capital structure, record keeping, and conduct and qualifications of personnel.

   In November 1999, the Gramm-Leach-Bliley Act was enacted into law. This act, which reduces the legal barriers between banking, securities and insurance companies, will make it easier for bank holding companies to compete directly with our securities business, as well as for our competitors in the securities business to diversify their revenues and attract additional customers through entry into the banking and insurance businesses. The Gramm-Leach-Bliley Act may have a material impact on the competitive landscape that we face.

   Additionally our mode of operation and profitability may be directly affected by:

  . additional legislation;

  . changes in rules promulgated by the SEC, the National Association of Securities Dealers, Inc., ("NASD"), the Board of Governors of the Federal Reserve System, the OTS, the various stock exchanges and other self-regulatory organizations; or

  . changes in the interpretation or enforcement of existing laws and rules.

   The SEC, the NASD or other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders or suspend or expel a broker-dealer or any of its officers or employees. The OTS may take similar action with respect to our banking activities. Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of a system to ensure such compliance, as well as our ability to attract and retain qualified compliance personnel. Our growth has placed considerable strain on our ability to ensure such compliance. We could be subject to disciplinary or other actions due to claimed noncompliance in the future, which could have a material adverse effect on our business, financial condition and operating results.

   We have initiated an aggressive marketing campaign designed to bring brand name recognition to E*TRADE. All marketing activities by E*TRADE Securities are regulated by the NASD, and all marketing materials must be reviewed by an E*TRADE Securities Series 24 licensed principal prior to release. The NASD has in the past asked us to revise certain marketing materials. The NASD can impose certain penalties for violations of its advertising regulations, including:

  . censures or fines;

  . suspension of all advertising;

  . the issuance of cease-and-desist orders; or

  . the suspension or expulsion of a broker-dealer or any of its officers or employees.

   We do not currently solicit orders from our customers or make investment recommendations. However, if we were to engage in such activities, we would become subject to additional rules and regulations governing, among other things, sales practices and the suitability of recommendations to customers.

   We intend to continue expanding our business to other countries and to broaden our customers' abilities to trade securities of non-U.S. companies and execute other transactions through the Internet and other gateways. In order to expand our services globally, we must comply with the regulatory controls of each specific country in which we conduct business. Our international expansion could be limited by the compliance requirements of other national regulatory jurisdictions. We intend to rely primarily on local third parties and our subsidiaries for regulatory compliance in international jurisdictions. See "Risk Factors--We face numerous risks associated with doing business in international markets."

   There can be no assurance that other federal, state or foreign agencies will not attempt to regulate our online and other activities. We anticipate that we may be required to comply with record keeping, data processing and other regulatory requirements as a result of proposed federal legislation or otherwise. We may also be subject to additional regulation as the market for online commerce evolves. Because of the growth in the electronic commerce market, Congress has held hearings on whether to regulate providers of services and transactions in the electronic commerce market. As a result, federal or state authorities could enact laws, rules or regulations affecting our business or operations. We may also be subject to federal, state or foreign money transmitter laws and state and foreign sales or use tax laws. If such laws are enacted or deemed applicable to us, our business or operations would be rendered more costly or burdensome, less efficient or even impossible. Any of the foregoing could have a material adverse effect on our business, financial condition and operating results.

   Due to the increasing popularity of the Internet, laws and regulations may be passed dealing with issues such as user privacy, pricing, content and quality of products and services.

   As required by the Gramm-Leach-Bliley Act, the SEC and OTS have recently proposed regulations on financial privacy, to take effect in November 2000, that will require E*TRADE Securities and Telebank to notify consumers about the circumstances in which they may share consumers' personal information with unaffiliated third parties and to give consumers the right to opt out of such information sharing. Although E*TRADE Securities and Telebank already provide such opt-out rights in our privacy policies, the regulations could require us to modify the text and the form of presentation of our privacy policies and to incur additional expense to ensure ongoing compliance with the regulations.

   In addition, the New York Attorney General carried out an investigation of the online brokerage industry and issued a report, citing consumer complaints about delays and technical difficulties conducting online stock trading. SEC Commissioner Laura Unger also issued a report on issues raised by online brokerage, including suitability and marketing issues. Increased attention focused upon these issues could adversely affect the growth of the online financial services industry, which could, in turn, decrease the demand for our services or could otherwise have a material adverse effect on our business, financial condition and operating results.

We may be fined or forced out of business if we do not maintain the net capital levels required by regulators

   The SEC, NASD, OTS and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers and regulatory capital by banks. Net capital is the net worth of a broker or dealer (assets minus liabilities), less deductions for certain types of assets. If a firm fails to maintain the required net capital it may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD, and could ultimately lead to the firm's liquidation. In the past, our broker-dealer subsidiaries have depended largely on capital contributions by us in order to comply with net capital requirements. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. Such operations may include trading activities and the financing of customer account balances. Also, our ability to withdraw capital from brokerage subsidiaries could be restricted, which in turn could limit our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding stock. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and operating results.

   The table below summarizes the minimum net capital requirements for our domestic broker-dealer and bank subsidiaries as of March 31, 2000 (in thousands):

                                                     Required           Excess
                                                       net      Net      net
                                                     capital  capital  capital
                                                     -------- -------- --------
   E*TRADE Securities, Inc.......................... $128,404 $479,326 $350,922
   TIR Securities, Inc..............................      250    2,522    2,272
   TIR Investor Select, Inc.........................        5      367      362
   Marquette Securities, Inc........................      250      475      225
   Telebanc Capital Markets, Inc....................      213   18,710   18,497

   Similarly, banks, such as Telebank, are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on a bank's operations and financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, a bank must meet specific capital guidelines that involve quantitative measures of a bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require a bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. To be categorized as well capitalized a bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table.

   The table below summarizes the capital adequacy requirements for Telebank as of March 31, 2000 (dollars in thousands):

                                                              To Be Well
                                                          Capitalized Under
                                                          Prompt Corrective
                                              Actual      Action Provisions
                                          --------------  --------------------
                                           Amount  Ratio    Amount    Ratio
                                          -------- -----  ----------- --------
   Core Capital (to adjusted tangible
    assets).............................. $471,179 7.33%  > $322,202    >  5%
   Tier 1 Capital (to risk weighted
    assets).............................. $471,179 17.71% > $153,825    >  6%
   Total Capital (to risk weighted
    assets).............................. $460,565 16.95% > $256,376    > 10%

As a significant portion of our revenues come from online investing services, any downturn in the securities industry could significantly harm our business

   A significant portion of our revenues in recent years has been from online investing services, and we expect this business to continue to account for a significant portion of our revenues in the foreseeable future. We, like other financial services firms, are directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities and futures transactions. The U.S. securities markets are characterized by considerable fluctuation and a downturn in these markets could adversely affect our operating results. In October 1987 and October 1989, the stock market suffered major declines, as a result of which many firms in the industry suffered financial losses, and the level of individual investor trading activity decreased after these events. Reduced trading volume and prices have historically resulted in reduced transaction revenues. When trading volume is low, our operating results may be adversely affected because overhead remains relatively fixed. Severe market fluctuations in the future could have a material adverse effect on our business, financial condition and operating results. Some of our competitors with more diverse product and service offerings might withstand such a downturn in the securities industry better than we would. See "Risk Factors--Our business will suffer if we cannot effectively compete."

   Our brokerage business, by its nature, is subject to various other risks, including customer default and employee misconduct and errors. We sometimes allow customers to purchase securities on margin, therefore we are affected because we are subject to risks inherent in extending credit. This risk is especially great when the market is rapidly declining and the value of the collateral we hold could fall below the amount of a customer's indebtedness. Under specific regulatory guidelines, any time we borrow or lend securities, we must correspondingly disburse or receive cash deposits. If we fail to maintain adequate cash deposit levels at all times, we run the risk of loss if there are sharp changes in market values of many securities and parties to the borrowing and lending transactions fail to honor their commitments. Any such losses could have a material adverse effect on our business, financial condition and operating results.

Changes in interest rates may reduce Telebanc's profitability

   The results of operations for Telebanc depend in large part upon the level of its net interest income, that is, the difference between interest income from interest-earning assets, such as loans and mortgage-backed securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. If Telebanc is unsuccessful in managing the effects of changes in interest rates, its financial condition and results of operations could suffer.

   Changes in market interest rates could reduce the value of Telebanc's financial assets. Fixed-rate investments, mortgage-backed and related securities and mortgage loans generally decline in value as interest rates rise.

We could lose customers and have difficulty attracting new customers if we are unable to quickly introduce new products and services that satisfy changing customer needs

   Our future success depends, in part, on our ability to develop and enhance our services and products. There are significant technical risks in the development of new services and products or enhanced versions of existing services and products. There can be no assurance that we will be successful in achieving any of the following:

  . effectively using new technologies;

  . adapting our services and products to emerging industry standards;

  . developing, introducing and marketing service and product enhancements;
    or

  . developing, introducing and marketing new services and products.

   We may also experience difficulties that could delay or prevent the development, introduction or marketing of these services and products. Our status as a regulated savings and loan holding company resulting from the acquisition of Telebanc could also lead to delays in or prevent the development, introduction and marketing of new services and products. Additionally, these new services and products may not adequately meet the requirements of the marketplace or achieve market acceptance. If we are unable to develop and introduce enhanced or new services and products quickly enough to respond to market or customer requirements, or if they do not achieve market acceptance, our business, financial condition and operating results will be materially adversely affected.

Our success depends upon the growth of the Internet as a commercial marketplace

   The market for financial services, particularly over the Internet, is rapidly evolving. Consequently, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. For us, this uncertainty is compounded by the risks that consumers will not continue to adopt online commerce and that commerce on the Internet will not adequately develop or flourish to permit us to continue to grow.

   Sales of many of our services and products will depend on consumers continuing to adopt the Internet as a method of doing business. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could be adversely affected by slow development or adoption of standards and protocols to handle increased Internet activity, or due to increased governmental regulation. Moreover, critical issues including security, reliability, cost, ease of use, accessibility and quality of service remain unresolved and may negatively affect the growth of Internet use or commerce on the Internet.

   Adoption of online commerce by individuals who have relied upon traditional means of commerce in the past will require such individuals to accept new and very different methods of conducting business. Moreover, our brokerage and banking services over the Internet involve a new approach to securities trading and banking which require extensive marketing and sales efforts to educate prospective customers regarding their uses and benefits. For example, consumers who trade with traditional brokerage firms, or even discount brokers, may be reluctant or slow to change to obtaining brokerage services over the Internet. Also, concerns about security and privacy on the Internet may hinder the growth of online investing and banking, which could have a material adverse effect on our business, financial condition and operating results.

The market price of our common stock, like other technology stocks, may be highly volatile and any significant decrease in our stock price may make it difficult for our shareowners to sell their stock

   The market price of our common stock has been, and is likely to continue to be, highly volatile and subject to wide fluctuations due to various factors, many of which may be beyond our control, including:

  . quarterly variations in operating results;

  . volatility in the stock market;

  . volatility in the general economy;

  . changes in interest rates;

  . announcements of acquisitions, technological innovations or new software, services or products by us or our competitors; and

  . changes in financial estimates and recommendations by securities analysts.

   In addition, there have been large price and volume fluctuations in the stock market which have affected the market prices of securities of many technology, Internet and financial services companies, often unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, volatility in the market price of a company's securities has often led to securities class action litigation. Such litigation could result in substantial costs and a diversion of our attention and resources, which could have a material adverse effect on our business, financial condition and operating results.

Our success depends on our ability to protect our intellectual property and any failure to do so could substantially harm our business

   Our success and ability to compete are dependent to a significant degree on our proprietary technology. We rely primarily on copyright, trade secret and trademark law to protect our technology and our brand. Effective trademark protection may not be available for our trademarks. Although we have registered the trademark "E*TRADE" in the United States and certain other countries, and have certain other registered trademarks, there can be no assurance that we will be able to secure significant protection for these trademarks. Our competitors or others may adopt product or service names similar to "E*TRADE," thereby impeding our ability to build brand identity and possibly leading to customer confusion. Our inability to adequately protect the name "E*TRADE" could have a material adverse effect on our business, financial condition and operating results. Despite any precautions we take, a third party may be able to copy or otherwise obtain and use our software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of our technology is made especially difficult by the global nature of the Internet and difficulty in controlling the ultimate destination or security of software or other data transmitted on it. The laws of other countries may afford us little or no effective protection for our intellectual property. There can be no assurance that the steps we take will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In addition, litigation may be necessary in the future to:

  . enforce our intellectual property rights;

  . protect our trade secrets;

  . determine the validity and scope of the proprietary rights of others; or

  . defend against claims of infringement or invalidity.

   Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, either of which could have a material adverse effect on our business, financial condition and operating results.

We may face claims for infringement of third parties' proprietary rights and it could be costly and time-consuming to defend against such claims, even those without merit

   We have received in the past, and may receive in the future, notices of claims of infringement of other parties' proprietary rights. There can be no assurance that claims for infringement or invalidity--or any indemnification claims based on such claims--will not be asserted or prosecuted against us. Any such claims, with or without merit, could be time consuming and costly to defend or litigate, divert our attention and resources or require us to enter into royalty or licensing agreements. There can be no assurance that such licenses would be available on reasonable terms, if at all, and the assertion or prosecution of any such claims could have a material adverse effect on our business, financial condition and operating results.

Our attempts to enter new markets may be unsuccessful, which could decrease our earnings and consequently decrease the market value of our common stock

   One element of our strategy is to leverage the E*TRADE brand and technology to enter new markets. No assurance can be given that we will be able to successfully adapt our proprietary processing technology for use in other markets. Even if we do adapt our technology, no assurance can be given that we will be able to compete successfully in any such new markets. There can be no assurance that our pursuit of any of these opportunities will be successful. If these efforts are not successful, we could realize less than expected earnings, which in turn could result in a decrease in the market value of our common stock. Furthermore, such efforts may divert management attention or inefficiently utilize our resources.

As a result of our recent merger with Telebanc, we face numerous new risks, including possible failure to successfully integrate and assimilate Telebanc's operations with our own

   On January 12, 2000, we acquired Telebanc. Telebanc is an online provider of Internet banking services. This represents a new line of business for us. No assurance can be given that we will be successful in this market. We may experience difficulty in assimilating Telebanc's products and services with our own and we may not be able to integrate successfully the employees of Telebanc into our organization. These difficulties may be exacerbated by the geographical distance between our various locations and Telebanc's Virginia location. If we fail to successfully integrate Telebanc's operations with our own, our operating results and business could be adversely affected.

   Telebank holds a loan portfolio consisting primarily of one-to-four family residential loans. A critical component of the banking industry is the ability to accurately assess credit risk and establish corresponding loan loss reserves. Our status as a regulated savings and loan holding company resulting from the acquisition of Telebanc could also lead to delays or prevent the development, introduction and marketing of new services and products. This is a new industry for E*TRADE and accordingly, we are dependent upon Telebanc management and employees to advise us in this area.

Due to our recent merger with Telebanc, we may be restricted in expanding our activities, and our inexperience with being regulated as a savings and loan holding company could negatively affect both E*TRADE and Telebanc

   Upon the completion of our acquisition of Telebanc and its subsidiary, Telebank, on January 12, 2000, we became subject to regulation as a savings and loan holding company. As a result, we are required to register with the OTS and file periodic reports, and are subject to examination by the OTS. Under financial modernization legislation recently enacted into law, our activities are restricted to activities that are financial in nature and certain real estate-related activities. We may also make merchant banking investments in companies whose activities are not financial in nature, if those investments are engaged in for the purpose of appreciation and ultimate resale of the investment, and we do not manage or operate the company. Such merchant banking investments may be subject to maximum holding periods and special capital requirements.

   We believe that all of our existing activities and investments are permissible under the new legislation, but the OTS has not yet issued regulations or otherwise interpreted the new statute. Even if all of our existing activities and investments are permissible, under the new legislation we will be constrained in pursuing future new activities that are not financial in nature. We are also limited in its ability to invest in other savings and loan holding companies, and all transactions between E*TRADE and Telebank must be conducted on an arms' length basis.

   In addition to regulation of E*TRADE and Telebanc as savings and loan holding companies, federal savings banks such as Telebank are subject to extensive regulation of their activities and investments, their capitalization, their risk management policies and procedures, and their relationship with affiliated companies. In addition, as a condition to approving our acquisition of Telebanc, the OTS imposed various notice and other requirements, primarily a requirement that Telebank obtain prior approval from the OTS of any future material changes to Telebanc's business plan. These regulations and conditions, and our inexperience with them, could affect our ability to realize synergies from the merger, and could negatively affect both E*TRADE and Telebank following the merger.

We face numerous risks associated with doing business in international markets

   One component of our strategy is a planned increase in efforts to attract more international customers. To date, we have limited experience in providing brokerage services internationally, and Telebanc has had only limited experience providing banking services to customers outside the United States. There can be no assurance that our international licensees or subsidiaries will be able to market our branded services and products successfully in international markets. In addition, there are certain risks inherent in doing business in international markets, particularly in the heavily regulated brokerage and banking industries, such as:

  . unexpected changes in regulatory requirements, tariffs and other trade barriers;

  . difficulties in staffing and managing foreign operations;

  . the level of investor interest in cross-border trading;

  . authentication of on-line customers;

  . political instability;

  . fluctuations in currency exchange rates;

  . reduced protection for intellectual property rights in some countries;

  . seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;

  . the level of adoption of the Internet in international markets; and

  . potentially adverse tax consequences.

   Any of the foregoing could adversely impact the success of our international operations. In addition, because some of these international markets are served through license arrangements with others, we rely upon these third parties for a variety of business and regulatory compliance matters. We have limited control over the management and direction of these third parties. We run the risk that their action or inaction could harm our operations and/or the goodwill associated with our brand name. Additionally, certain of our international licensees have the right to sell sub-licenses. Generally, we have less control over sub-licensees than we do over licensees. As a result, the risk to our operations and goodwill is higher. There can be no assurance that one or more of the factors described above will not have a material adverse effect on our future international operations, if any, and, consequently, on our business, financial condition and operating results.

Any failure to successfully integrate the companies that we acquire into our existing operations or failure to maintain our relationships with strategic partners could harm our business

   We recently acquired Telebanc, TIR and some of our European licensees. We may also acquire other companies or technologies in the future, and we regularly evaluate such opportunities. Acquisitions and mergers entail numerous risks, including:

  . difficulties in the assimilation of acquired operations and products;

  . diversion of management's attention from other business concerns;

  . amortization of acquired intangible assets; and

  . potential loss of key employees of acquired companies.

   We have limited experience in assimilating acquired organizations into our operations. No assurance can be given as to our ability to integrate successfully any operations, technology, personnel, services or new businesses or products that might be acquired in the future. Failure to successfully assimilate acquired organizations could have a material adverse effect on our business, financial condition and operating results.

   We have established a number of strategic relationships with online and Internet service providers, as well as software and information service providers. There can be no assurance that any such relationships will be maintained, or that if they are maintained, they will be successful or profitable. Additionally, we may not be able to develop any new relationships of this type in the future. We also make investments, either directly or through affiliated private investment funds, in equity securities of other companies without acquiring control of those companies. There may be no public market for the securities of the companies we invest in. In order for us to realize a return on our investment, such companies must be sold or successfully complete a public offering of their securities. There can be no assurance that such companies will be acquired or complete a public offering or that such an acquisition or public offering will allow us to sell our securities at a profit, or at all.

   Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results will not necessarily be meaningful and you should not rely on them as any indication of future performance. Our future quarterly operating results may not consistently meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of our common stock.

We have substantially increased our indebtedness, which may make it more difficult to make payments on our debts or to obtain financing

   As a result of our sale of our 6% convertible subordinated notes, we incurred $650 million of additional indebtedness, increasing our ratio of debt to equity (expressed as a percentage) to approximately 38% as of March 31, 2000, on a pro forma basis giving effect to the sales of the notes and the application of proceeds therefrom. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could

  . make it difficult for us to make payments on our debt;

  . make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

  . limit our flexibility in planning for, or reacting to, changes in our business; and

  . make us more vulnerable in the event of a downturn in our business.

   There can be no assurance that we will be able to meet our debt service obligations, including obligations under the notes.

Loss or reductions in revenue from order flow rebates could harm our business

   Order flow revenue as a percentage of revenue has decreased over the past three years. There can be no assurance that payments for order flow will continue to be permitted by the SEC, the NASD or other regulatory agencies, courts or governmental units. Loss of any or all of these revenues could have a material adverse effect on our business, financial condition and operating results.

We may incur costs to avoid investment company status and may suffer adverse consequences if we are deemed to be an investment company

   We may incur significant costs to avoid investment company status and may suffer other adverse consequences if we are deemed to be an investment company under the Investment Company Act of 1940, which is commonly referred to as the "1940 Act".

   A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. After giving effect to the offering, we will have substantial short-term investments until the net proceeds from the offering can be deployed. In addition, we and our subsidiaries have made minority equity investments in other companies that may constitute investment securities under the 1940 Act. In particular, many of our publicly traded equity investments, which are owned directly by us or through related venture funds, are deemed to be investment securities. Although our investment securities currently comprise less than 40% of our total assets, the value of these minority investments has fluctuated in the past, and substantial appreciation in some of these investments may, from time to time, cause the value of our investment securities to exceed 40% of our total assets. These factors may result in us being treated as an "investment company" under the 1940 Act.

   We believe we are primarily engaged in a business other than investing, reinvesting, owning, holding, or trading securities for our account and, therefore, are not an investment company within the meaning of the 1940 Act. However, in the event that such exemption is not available and the 40% limit were to be exceeded (including through fluctuations in the value of our investment securities), we may need to reduce our investment securities as a percentage of our total assets. This reduction can be attempted in a number of ways, including the sale of investment securities and the acquisition of non-investment security assets, such as cash, cash equivalents and government securities. If we sell investment securities, we may sell them sooner than we intended. These sales may be at depressed prices and we may never realize anticipated benefits from, or may incur losses on, these investments. Some investments may not be sold due to normal contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, we may incur tax liabilities if we sell these assets. We may also be unable to purchase additional investment securities that may be important to our operating strategy. If we decide to acquire non-investment security assets, we may not be able to identify and acquire suitable assets, and will likely realize a lower return on any such investments.

   If we were deemed to be an investment company, we could become subject to substantial regulation under the 1940 Act with respect to our capital structure, management, operations, affiliate transactions and other matters. As a consequence, we could be barred from engaging in business or issuing our securities as we have in the past and might be subject to civil and criminal penalties for noncompliance. In addition, some of our contracts might be voidable, and a court-appointed receiver could take control of us and liquidate our business in certain circumstances.

Our business will suffer if our systems do not accurately process date information relating to dates after January 1, 2000

   Because many computer systems were not designed to handle dates beyond the year 1999, computer hardware and software may need to be modified in order for it to remain functional. This may affect us in numerous ways:

  . We have assessed the impact of year 2000 issues, including other date-related anomalies, on our products, services and internal information systems. We do not expect our financial results to be materially affected by the need to address year 2000 issues, but if the costs associated with addressing these issues are greater than planned, our earnings and results of operations could be affected. Furthermore, if corrective actions are not adequate to avoid year 2000 problems, the impact of year 2000 processing failures on the Company's business, financial position, results of operations or cash flows could be material;

  . We must rely on outside vendors to address year 2000 issues for their hardware and software. If these vendors fail to adequately address year 2000 issues for the products and services they provide to the Company, this could have a material adverse impact on the Company's operations and financial results. We have developed contingency plans in the event that we, or our key vendors, are not year 2000 capable, but the failure of such contingency plans may have a negative effect on our financial results; and

  . The method of transaction processing we employ depends heavily on the integrity of electronic systems outside of our control, such as online and Internet service providers, and third-party software such as Internet browsers. A failure of any of these systems due to year 2000 issues could interfere with the trading process and, in turn, may have a material adverse effect on our business, financial condition and operating results.

   Due to our dependence on computer technology to conduct our business, the nature and impact of year 2000 processing failures on our business, financial condition and operating results could be material.

                          RISKS RELATING TO THE NOTES

The notes are unsecured and, in the event of our insolvency, liquidation or similar event, we must pay in full all of our senior indebtedness before we can make any payments on the notes

     The notes are unsecured and subordinated to our existing and future indebtedness. As a result, we will not be able to make payments on the notes until we have paid in full all of our senior indebtedness in the event of our insolvency, liquidation, reorganization or payment default on senior indebtedness. We may, therefore, not have sufficient assets to pay the amounts due on the notes. Neither we nor our subsidiaries are prohibited from incurring indebtedness under the notes indenture. As of March 31, 2000, we had approximately $928 million of senior indebtedness (excluding liabilities that would not appear on our consolidated balance sheet) outstanding. Of this amount, approximately $860 million is indebtedness of our subsidiaries which we have guaranteed, approximately $789 million of which relates to securities lending arrangements in the ordinary course of our brokerage business.

     The notes are obligations exclusively of E*TRADE Group, Inc. A substantial portion of our operations are conducted through our subsidiaries. Accordingly, our cash flow and our ability to service our indebtedness, including the notes, is largely dependent upon the earnings of our subsidiaries. In addition, we are largely dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. In particular, our largest subsidiaries -- E*TRADE Securities and Telebank -- and other broker-dealer and bank subsidiaries are subject to regulatory restrictions on dividends and distributions, as well as minimum capital requirements which have historically required us to make significant capital contributions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and, therefore, right to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. As of March 31, 2000, our subsidiaries had outstanding liabilities of approximately $13.8 billion (excluding liabilities that would not appear on a consolidated balance sheet of any such subsidiary and intercompany liabilities). Of this amount, approximately $12.6 billion are securities related borrowings, deposits and bank-related borrowings by our broker-dealer and bank subsidiaries in the ordinary course of business. The remaining balance of $1.2 billion consists of loans and other liabilities, including trade payables.

We may be required to repurchase the notes upon a repurchase event; however, we may not have sufficient funds to do so

     You may require us to repurchase all or any portion of your notes upon a repurchase event. We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Although there are currently no restrictions on our ability to pay the repurchase price, future debt agreements may prohibit us from repaying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the Notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under our indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

We will be substantially increasing our indebtedness which may make it more difficult to make payments on the notes or to obtain financing in the future

     As a result of the sale of the notes, E*TRADE has incurred $650 million of additional indebtedness, increasing our ratio of debt to equity (expressed as a percentage) to approximately 38% as of March 31, 2000 on a pro forma basis giving effect to the sale of the notes and the application of proceeds therefrom. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could

     .    make it difficult for us to make payments on our debt;

     . make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

     . limit our flexibility in planning for, or reacting to changes in, our business; and

     .    make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the notes.

The liquidity of our notes is uncertain since they have not been publicly traded and there may be a limited market for our notes

     There has been no trading market for the notes prior to this offering. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market for the notes. In this offering, the selling securityholders may decide to sell the notes to a limited number of institutional investors, which could limit the development of an active trading market. A limited trading market may result in greater price volatility and less efficient execution of buy and sell orders for investors.

Any rating of the notes may cause their trading price to fall

     We believe that one or more rating agencies may rate the notes. If the rating agencies rate the notes, they may assign a lower rating than expected by investors. Rating agencies may also lower ratings on the notes in the future. If the rating agencies assign a lower than expected rating or reduce their ratings in the future, the trading price of the notes could decline.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains and incorporates by reference forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" or "continue" or other terms of or the negative of those forms or other comparable terms. Our forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These factors are discussed in more detail elsewhere in this prospectus, including under the caption "Risk Factors." Because of these uncertainties, you should not place undue reliance on our forward-looking statements.

                                USE OF PROCEEDS

  All of the notes and the shares of common stock issuable upon conversion of the notes are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the notes or the shares of our common stock issuable upon conversion of the notes.

                      RATIO OF EARNINGS TO FIXED CHARGES

  Earnings to cover fixed charges and distributions on preferred stock dividends presented below should be read together with the financial statements and the notes accompanying them and "Management's Discussion and Analysis of Financial Condition and Results of Operations" found in our Annual Report on Form 10-K/A for the year ended September 30, 1999 incorporated into this prospectus by reference.

 Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                            Six Months Ended                   Year Ended September 30,
                                                March 31,     ----------------------------------------------------------
                                                  2000           1999          1998        1997       1996        1995
                                            ---------------   ----------     --------    -------    --------    --------
Ratio of earnings to fixed charges                 0.87            0.68          0.99       1.51       1.19         1.42
                                            ==============    ==========     ========    =======    ========    ========

Pro forma ratio of earnings
  to fixed charges                                 0.81            0.57            --         --         --           --
                                            ==============    ==========    =========    =======    =======     ========
Excess (deficiency) of earnings
  to fixed charges                           $  (34,569)       $ (75,992)    $   (834)   $34,526    $ 7,210      $13,698
                                            ==============    ==========     ========    =======    ========    ========
Pro forma excess (deficiency)
  of earnings to fixed charges               $  (49,365)       $(117,721)    $     --    $    --    $    --      $    --
                                            ==============    ==========     ========    =======    ========    ========

The ratio of earnings to fixed charges is computed by divided fixed charges into earnings (loss) before income taxes, minority interest, extraordinary items and the cumulative effect of accounting change less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense, and the preference securities dividend requirement of consolidated subsidiaries.

  The proforma ratio gives effect to the issuance of the 6% Convertible Subordinated Notes as of the beginning of the periods presented and the repayment of bank borrowings with the proceeds from the offering during the period ended March 31, 2000.

Pro Forma Effect of Issuing the Notes

     As a result of issuing the 6% Convertible Subordinated Notes, we incurred $650 million of additional indebtedness and used $150 million of the net proceeds to refinance outstanding senior secured indebtedness. Had these notes been issued at the beginning of fiscal 1999, for the six month period ended March 31, 2000 and the year ended September 30, 1999, interest expense would have increased by $18.4 million and $39 million, amortization of debt issuance costs would have increased by $1.4 million and $2.7 million, net loss would have increased by $19.8 million and $41.7 million, and loss per share would have increased to $0.18 and $0.35, respectively.


                           DESCRIPTION OF THE NOTES

     We issued the notes under an indenture dated as of February 1, 2000, between us and The Bank of New York, as trustee. The following summarizes some, but not all, of the provisions of the notes, the indenture and the registration rights agreement. You should refer to the actual terms of the notes, the indenture and the registration rights agreement for the definitive terms and conditions. We will provide to you, upon request copies of the proposed forms of the notes, indenture and registration rights agreement. As used in this description, the words "we," "us" or "our" do not include any current or future subsidiary of E*TRADE.

General

     The notes are our unsecured general obligations that are subordinate in right of payment as described under "Subordination." The notes are convertible into common stock as described under "Conversion." The aggregate principal amount of the notes is $650,000,000. The notes were issued in fully registered form and denominated in integral multiples of $1,000. The notes will mature on February 1, 2007 unless earlier converted, redeemed or repurchased.

     The notes bear interest at the annual rate of six percent (6%). Interest will be paid on each February 1 and August 1 of each year, beginning August 1, 2000, subject to limited exceptions if the notes are converted, redeemed or repurchased prior to the interest payment date. The record dates for payment of interest will be January 15 and July 15. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     We maintain an office in the Borough of Manhattan in New York, New York where the notes may be presented for registration, transfer, exchange or conversion. This is the office or agency of the trustee. We may, at our option, pay interest on the notes by check mailed to the registered holders of notes. However, holders of more than $2,000,000 in principal amount of notes may elect in writing to be paid by wire transfer; provided that any payment to The Depository Trust Company, or DTC, or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

     We are not restricted from paying dividends or repurchasing securities or incurring indebtedness under the indenture. The indenture has no financial covenants. You are not protected in the event of a highly leveraged transaction or a change in control of E*TRADE except as described under "Repurchase at Option of Holders Upon a Repurchase Event" below.

     Holders are not required to pay a service charge for registration or transfer of their notes. We may, however, require holders to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

     . any note for a period of 15 days before the mailing of the notice of redemption;

     .    any note or portion selected for redemption;

     .    any note or portion surrendered for conversion; or

     . any note or portion surrendered for repurchase but not withdrawn in connection with a repurchase event.

Form, Denomination and Registration

     Global Security; Book-Entry Form

     The notes are evidenced by a global security deposited with DTC, and registered in the name of Cede & Co. as DTC's nominee. Except as set forth below, the global security may be transferred only to another nominee of DTC or to a successor of DTC or its nominee.

     Qualified institutional buyers, as defined in Rule 144A under the Securities Act, may hold their interests in the global security directly through DTC or indirectly through organizations which are participants in DTC ("participants"). Transfers between participants are effected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds.
The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, holders may be unable to transfer beneficial interests in the global security to those persons.

     Qualified institutional buyers that are not participants may beneficially own interests in the global security by DTC only through participants or banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). So long as Cede, as the nominee of DTC, is the registered owner of the global security, Cede will be considered the sole holder of the global security for all purposes. Except as provided below, owners of beneficial interests in the global security will not:

     .    be entitled to have certificates registered in their names;

     . be entitled to receive physical delivery of certificates in definitive form; or

     .    be considered the registered holders thereof.

     We will make cash payments of interest on and principal of and the redemption or repurchase price of the global security to Cede, the nominee for DTC as the registered holder of the global security. We will make these payments by wire transfer of immediately available funds. Neither we, the trustee nor any paying agent have any responsibility or liability for:

     . any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security; or

     . maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global security as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on the payment date. Payments by participants to owners of beneficial interests in notes represented by the global security held through participants are the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name."

     We will send any redemption notices to Cede. We understand that if less than all of the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

     We also understand that neither DTC nor Cede may consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

     A person having a beneficial interest in notes represented by the global security may be unable to pledge an interest to persons or entities that do not participate in the DTC system, or to take other actions in respect that interest, because that beneficial interest is not represented by a physical certificate.

     We and the trustee have no responsibility for the performance by DTC, its participants and its indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion as described below, only at the direction of one or more participants whose DTC accounts are credited with interests in the global security and only in respect of the principal amount of the notes represented by the global security as to which those participants have given such a direction.

     DTC has advised us as follows:

     . DTC is a limited purpose trust company organized under the laws of the State of New York;

     .    a member of the Federal Reserve System;

     . a "clearing corporation" within the meaning of the Uniform Commercial Code; and

     . a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include other types of organizations. Some of the participants, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly

     DTC is under no obligation to perform or continue to perform the above procedures, and these procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global security.

     Certificated Notes

     Qualified institutional buyers may request that certificated notes be issued in exchange for notes represented by the global security. In addition, certificated notes may be issued in exchange for notes represented by the global security if no successor depositary is appointed by us as set forth in the preceding paragraph.

     Restrictions on Transfer; Legends

     The notes bear a restrictive legend upon issuance as described below under "Transfer Restrictions."

Conversion by Holders

     You may, at your option, convert your notes, in whole or in part, at any time prior to maturity into our common stock at an initial conversion price of $23.60 per share. You may convert notes in denominations of $1,000 and multiples of $1,000. The conversion price is subject to adjustment as described below. If the notes are called for redemption, your conversion rights on the notes called for redemption will expire at the close of business of the last business day before the redemption date, unless we default in payment of the redemption price. If you have submitted your note for repurchase after a repurchase event, you may only convert your note if you deliver a withdrawal notice before the close of business on the last business day before the repurchase date.

     Except as described below, we will not make any adjustment for accrued interest or dividends on common stock upon conversion of the notes. If you convert your notes after a record date and prior to the next interest payment, you will have to pay us interest, unless the notes have been called for redemption under the indenture. We will pay a cash adjustment for any fractional shares based on the market price of our common stock on the last business day before the conversion date.

     You can convert your notes by delivering the notes to an office or agency of the trustee in the Borough of Manhattan, The City of New York, along with a duly signed and completed notice of conversion, a form of which may be obtained from the trustee. In the case of a global security, DTC will effect the conversion upon notice from the holder of a beneficial interest in the global security in accordance with DTC's rules and procedures. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are delivered. As promptly as practicable on or after the conversion date, but no later than three business days after the conversion date, we will issue and deliver to the conversion agent certificates for the number of full shares of common stock issuable upon conversion, together with any cash payment for fractional shares. If you have previously elected to have us repurchase your notes, you will have to withdraw such election prior to conversion.

     If you deliver a note for conversion, you will not be required to pay any taxes or duties for the issue or delivery of common stock on conversion. However, we will not pay any transfer tax or duty payable as a result of the issuance or delivery of the common Stock in a name other than that of the holder of the note. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we been provided satisfactory evidence that the transfer tax or duty has been paid.

     The conversion price of $23.60 per share will be adjusted if:

     1. we make a dividend or distribution of our common stock on our common stock;

     2.   we subdivide or combine our common stock;

     3. we issue rights or warrants to all holders of our common stock to purchase common stock at less than the current market price;

     4. we make a dividend or distribution to all holders of our common stock of capital stock or evidences of indebtedness or assets, but excluding:

          .    dividends, distributions and rights or warrants referred to in
               (1) and (3) above, or

          .    dividends and distributions paid exclusively in cash;

     5. we make a dividend or distribution consisting exclusively of cash to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which we made no adjustment plus (B) any cash and the fair market value of other consideration payable in any tender offers by E *TRADE or any of our subsidiaries for common stock concluded within the preceding 12 months in respect for which we made no adjustment, exceeds 10% of E*TRADE's market capitalization, being the product of the then current market price of the common stock multiplied by the number of shares of our common stock then outstanding;

     6. the purchase of common stock pursuant to a tender offer made by E*TRADE or any of our subsidiaries involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by E*TRADE or any of our subsidiaries for common stock expiring within the 12 months preceding such tender offer plus (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of Common Stock within the 12 months preceding the expiration of the tender offer for which we have made no adjustment, exceeds 10% of E*TRADE's market capitalization on the expiration of such tender offer; or

     7. payment on tender offers or exchange offers by a third party other than E*TRADE or our subsidiaries if, as of the closing date of the offer, our board of directors does not recommend rejection of the offer. We will only make this adjustment if a tender offer increases the person's ownership to more than 25% of our outstanding common stock and the payment per share is greater than the current market price of the common stock. We will not make this adjustment if the tender offer is a merger or transaction described below under "Consolidation, Merger or Assumption."

     If we implement a stockholders' rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion.

     If we reclassify our common stock, consolidate, merge or combine with another person or sell or convey our property and assets as an entirety or substantially as an entirety, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock into which the note was convertible immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a consolidation, merger or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

     You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment (or the nonoccurrence of an adjustment) to the conversion price. See "Material United States Federal Income Tax Consequences."

     We are permitted to reduce the conversion price of the notes for limited periods of time, if our board of directors deems it advisable. Any such reduction shall be effective for not less than 20 days. We are required to give at least 15 days prior notice of any such reduction. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

     No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments.

Optional Redemption

     At any time on or after February 4, 2003, we may redeem the notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of the principal amount, is as follows for the 12-month periods beginning on February 1 of the year indicated (February 4, 2003 through January 31, 2004, in the case of the first such period):

                                                                Redemption
     Year                                                         Price
     ----                                                         -----
     2003.....................................................    103.43%
     2004.....................................................    102.57%
     2005.....................................................    101.71%
     2006.....................................................    100.86%

and 100% of the principal amount on February 1, 2007. In each case we will also pay accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, we will pay interest to the record holders as of the relevant record date. We are required to give notice of redemption not more than 60 and not less than 20 days before the redemption date under the indenture.

     No "sinking fund" is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically. We may not redeem the notes if there is a default under the indenture.

Repurchase at Option of Holders upon a Repurchase Event

     If a repurchase event occurs, you will have the right, at your option, to require us to repurchase all or any portion of your notes 40 days after we mail holders and the trustee a notice of repurchase event. The repurchase price we are required to pay will be 105% of the principal amount of the notes submitted for repurchase, plus accrued and unpaid interest to, but excluding, the repurchase date. If a repurchase date is an interest payment date, we will pay to the record holder on the record date.

     At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock, valued at 95% of the average of the closing prices for the five trading days immediately before and including the third trading day preceding the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the indenture.

     We will be required to mail you a notice within 10 days after the occurrence of a repurchase event. The notice must describe the repurchase event, your right to elect repurchase of the notes and the repurchase date. We must deliver a copy of the notice to the trustee and cause a copy, or a summary of the notice, to be published in a newspaper of general circulation in New York, New York. You may exercise you repurchase rights by delivering written notice to us and the trustee. The notice must be accompanied by the notes duly endorsed for transfer to us. You must deliver the exercise notice on or before the close of business on the thirty-fifth calendar day after the mailing date of the repurchase notice.

     A repurchase event will be considered to have occurred if:

     1. our common stock or other common stock into which the notes are convertible is neither listed for trading on an United States national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States, or

     2.   one of the following "change in control" events occurs:

          . any person or group is a beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;

          . our stockholders approve any plan or proposal for our liquidation, dissolution or winding up;

          . we consolidate with or merge into any other corporation or any other corporation merges into us and, as a result, our outstanding common stock is changed or exchanged for other assets or securities unless our stockholders immediately before the transaction own, directly or indirectly, immediately following the transaction at least 5.1% of the combined voting power of the corporation resulting from the transaction in substantially the same proportion as their ownership of our voting stock immediately before the transaction;

          . we convey, transfer or lease all or substantially all of our assets to any person; or

          . the continuing directors do not constitute a majority of our board of directors at any time.

     However, a change in control will not be deemed to have occurred if:

          . the last sale price of our common stock for any 5 trading days during the 10 trading days immediately before the change in control is equal to at least 105% of the conversion price, or

          . all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, and as a result of the transaction the notes become convertible solely into that common stock.

     The term "continuing director" means at any date a member of our board of directors:

          .    who was a member of our board of directors on December 31, 1999;
               or

          . who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our board of directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by the nominating committee comprised of our independent directors.

     Under the above definition of continuing directors, if the current board of directors approve a new director or directors and then resigned, no change in control would occur, even though the current director would then cease to be a director. The interpretation of the phrase "all or substantially all" used in the definition of change in control would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" of our assets has occurred.

     You may require us to repurchase all or any portion of your notes upon a repurchase event. We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Although there are currently no restrictions on our ability to pay the purchase price, future debt agreements may prohibit us from repaying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes, If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under our indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

     The change in control feature may not necessarily afford you protection in the event of a highly leveraged transaction, a change in control of us or similar transactions involving us. We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other debt. We are not prohibited from incurring senior indebtedness or debt under the indenture. If we incur significant amounts of additional debt, this could have an adverse effect on our ability to make payments on the notes.

     In addition, our management could undertake leveraged transactions that could constitute a change in control. The Board of Directors does not have the right under the indenture to limit or waive the repurchase right in the event of these types of leveraged transaction. Our requirement to repurchase notes upon a repurchase event could delay, defer or prevent a change of control. As a result, the repurchase right discourage:

     .    a merger, consolidation or tender offer;

     .    the assumption of control by a holder of a large block of our shares;
          and

     .    the removal of incumbent management.

     The repurchase feature was a result of negotiations between us and the initial purchasers in the initial private placement. The repurchase feature is not the result of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by us to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change of control, although it is possible that we would decide to do so in the future.

     The Exchange Act and SEC rules thereunder require the distribution of specified types of information to security holders in the event of issuer tender offers and may apply in the event of a repurchase. We will comply with this rule to the extent applicable.

Subordination

     The notes are subordinated to the prior payment in full of all existing and future senior indebtedness as provided in the indenture. Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, payments on the notes will be subordinated to the prior payment in full of all senior indebtedness. If the notes are accelerated following in event of default under the indenture, the holders of any senior indebtedness will be entitled to payment in full before the holders of the notes are entitled to receive any payment on the notes.

     We may not make any payments on the notes if:

     . we default in the payment on senior indebtedness beyond any grace period, or

     . any other default occurs and is continuing under any designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity, and we and the trustee receive a written notice known as a payment blockage notice from a persons permitted to give this notice under the indenture.

     We may resume making payments on the notes:

     . in the case of a payment default, when the default is cured or waived or ceases to exist; and

     . in the case of a nonpayment default, the earlier of when the default is cured or waived or ceases to exist or 179 days after receipt of the payment blockage notice.

     No new period of payment blockage for a nonpayment default may be commenced unless:

     . 365 days have elapsed since our receipt of the prior payment blockage notice; and

     . all scheduled payments on the notes have been paid in full, and the trustee or the holders of notes shall not have begun proceedings to enforce the right of the holders to receive payments.

     No default that existed on any senior indebtedness on the date of delivery of any payment blockage notice may be the basis for a subsequent payment blockage notice.

     The term "senior indebtedness" means the principal, premium, if any, and interest on, including bankruptcy interest, and any other payment on the following:

     . our indebtedness for money borrowed or evidenced by notes, debentures, bonds or other securities;

     . our reimbursement obligations under letters of credit, bank guarantees or bankers' acceptances;

     . our indebtedness under interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements;

     . our indebtedness consisting of commitment or standby fees under our credit facilities or letters of credit;

     . our obligations under leases required or permitted to be capitalized under generally accepted accounting principles;

     . our obligations of the type listed above that has been assumed or guaranteed by us or in effect guaranteed, directly or indirectly, by us through an agreement to purchase; and

     . any amendment, modification, renewal, extension or refunding of any indebtedness or obligation of type listed in the bullet points above.

     Senior indebtedness will not include:

     . any indebtedness or amendment or modification that expressly provides that it is subordinate to or is not senior to or is on the same basis as the notes;

     .    any indebtedness to any subsidiary;

     . indebtedness for trade payables or the deferred purchase price of assets or services incurred in the ordinary course of business; or

     .    the notes.

     If the trustee or any holder of notes receives any payment or distribution of our assets of any kind on the notes in contravention of any of the terms of the indenture, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of senior indebtedness, and will be immediately paid or delivered to the holders of senior indebtedness or their representative or representatives.

     The notes are unsecured and subordinated to our existing and future senior indebtedness. As a result, we will not be able to make payments on the notes until we have paid in full all of our senior indebtedness in the event of our insolvency, liquidation, reorganization or payment default on senior indebtedness. We may therefore not have sufficient assets to pay the amounts due on the notes. Neither we nor our subsidiaries are prohibited from incurring indebtedness under the notes indenture. If we incur additional indebtedness, our ability to pay amounts due on the notes could be adversely affected. As of March 31, 2000, we had approximately $928 million of senior indebtedness (excluding liabilities that would not appear on our consolidated balance sheet). Of this amount, approximately $860 million is indebtedness of our subsidiaries which we have guaranteed, approximately $789 million of which relate to securities lending arrangements in the ordinary course of our brokerage business. The subordination provisions will not prevent the occurrence of any default or event of default or limit the rights of any holder of notes to pursue any other rights or remedies with respect to the notes.

     The notes are obligations exclusively of E*TRADE Group, Inc. As a result, our cash flow and our ability to service our indebtedness, including the notes, is partially dependent upon the earnings of our subsidiaries. In addition, we are partially dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

    Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and, therefore, right to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. As of March 31, 2000, our subsidiaries had outstanding liabilities of approximately $13.8 billion (excluding liabilities that would not appear on a consolidated balance sheet of any such subsidiary and intercompany liabilities). Of this amount, approximately $12.6 billion are securities related borrowings, deposits and bank-related borrowings by our broker-dealer and bank subsidiaries in the ordinary course of business. The remaining balance of $1.2 billion consists of loans and other liabilities, including trade payables.

     As a result of the subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings, holders of the notes may receive less than other creditors on a ratable basis.

Events of Default and Remedies

     The following events constitute "events of default" under the indenture:

     . we fail to pay the principal or premium, if any, on any of the notes when due, whether or not prohibited by the subordination provisions of the indenture;

     . we fail to pay interest or liquidated damages on the notes when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

     . we fail to deliver shares of our common stock 5 business days after conversion of a note;

     . we fail to perform any covenant in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

     .    we fail to repurchase any notes after a repurchase event;

     .    we fail to provide timely notice of a repurchase event;

     . we fail or any of our significant subsidiaries fail to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $20,000,000, and such amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture;

     . a default by us or any significant subsidiary on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $20,000,000, without this indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice is given in accordance with the indenture; or

     . certain events involving bankruptcy, insolvency or reorganization of us or any significant subsidiary.

     The trustee is generally required under the indenture, within 90 days after its becoming aware of a default, to provide holders written notice of all incurred defaults. However, the trustee may, except in the case of a payment default on the notes, withhold this notice of default if it determines that withholding the notice is in the best interest of the holders.

     If an event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of outstanding notes, may declare the principal and premium on the notes to be immediately due and payable. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration of all events of default, other than the payment of principal of the notes that have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing with respect to us, all unpaid principal of and accrued interest on the outstanding notes would become due and payable immediately without any declaration or other act on the part of the trustee or holders of notes.

     Holders of a majority in principal amount of outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, subject to specified limitations. Before exercising any right or power under the indenture at the direction of the holders, the trustee will be entitled to receive from such holders reasonable security or indemnity against any costs, expenses and liabilities that it might incur as a result.

     Before you may take any action to institute any proceeding relating to the indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

     . you must have given the trustee written notice of a continuing event of default;

     . the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the trustee to lake action because of the default;

     . holders must have offered indemnification reasonably satisfactory to the trustee against the cost, expenses and liabilities of taking action; and

     . the trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

     These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a note or the right to convert the note in accordance with the indenture.

     Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default, except if:

     .    we fail to pay principal, premium or interest on any note when due;

     .    we fail to convert any note into common stock; or

     . we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

     We will send the trustee annually a statement as to whether we are in default and the nature of any default under the indenture.

Consolidation, Merger or Assumption

     We may not consolidate or merge into another person or sell, lease, convey or transfer all or substantially all of our assets to another person, whether in a single or series of related transactions, unless:

     . either (A) we are the surviving entity, or (B) the resulting corporation is a U.S. corporation and expressly assumes in writing all of our obligations under the notes and the indenture;

     .    no default or event of default exists or would occur; and

     .    other specified conditions are satisfied.

Modifications of the Indenture

     The consent of the holders of a majority in principal amount of the outstanding notes affected is required to make a modification or amendment to the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

     . reduce the interest rate or change the time of payment of interest on any note;

     .    reduce the principal amount or any premium of any note;

     .    reduce any amount payable upon redemption or repurchase of any note;

     . adversely change our obligation to repurchase any note upon a repurchase event;

     . adversely change the holder's right to institute suit for the payment of any note;

     .    change the currency in which any note is payable;

     .    adversely modify the right to convert the notes;

     .    adversely modify the subordination provisions of the notes; or

     . reduce the percentage required to consent to modifications and amendments.

Satisfaction and Discharge

     We may discharge our obligations under the indenture while notes remain outstanding if:

     . all notes will become due in one year or are scheduled for redemption in one year; and

     . we deposit sufficient funds to pay all outstanding notes on their scheduled maturity or redemption date.

Registration Rights of Holders of the Notes

     We and the initial purchasers entered into the registration rights agreement at the closing for this offering.

     Under the registration rights agreement, we are generally required to:

     . file, within 90 days after the closing date of the original issuance, a shelf registration statement covering the notes and the common stock issuable upon conversion of the notes;

     . use our reasonable efforts to cause the shelf registration to become effective as promptly as practicable, and

     . use our reasonable efforts to keep the shelf registration statement effective until the earlier of the sale of all the transfer restricted securities or two years after the latest date of original issuance.

     When we use the term "transfer restricted securities" in this section, we mean the notes or common stock issued upon conversion of the notes until the earlier of the following events:

     . the date the note or common stock issued upon conversion has been effectively registered under the Securities Act of 1933 and sold or transferred pursuant to the shelf registration statement; or

     . the date on which the note or common stock issued upon conversion is distributed to the public pursuant to Rule 144 under the Securities Act of 1933 or is sellable pursuant to Rule 144(k) under the Securities Act of 1933; or

     . the date the note or common stock issued upon conversion ceases to be outstanding.

     We are required to pay predetermined liquidated damages if one of the following "registration defaults" occurs:

     . we do not file the shelf registration statement within 90 days after the closing date of the original issuance;

     . the SEC does not declare the shelf registration statement effective within 150 days after the closing date of the original issuance; or

     . after it has been declared effective, the shelf registration statement ceases to be effective or available for more than 90 days in any period of 365 consecutive days.

     If a registration default occurs, liquidated damages initially will accrue
(a) for the notes that are transfer restricted securities, at the rate of $.05 per week per $ 1,000 principal amount of the notes and (b) for any common stock issued on conversion of the notes that are transfer restricted securities, at an equivalent rate based on the conversion price. If the registration default has not been cured within 90 days, the liquidated damages rate will increase by $.05 per week per $1,000 principal amount of the notes that are transfer restricted securities (and an equivalent amount for any common stock issued upon conversion that are transfer restricted securities) for each subsequent 90-day non-compliance period, up to a maximum rate of $.25 per week per $1,000 principal amount of the notes that are transfer restricted securities. Liquidated damages generally will be payable at the same time as interest payments on the notes.

     We may suspend the use of the shelf registration statement in certain circumstances described in the registration rights agreement upon notice to the holders of the transfer restricted securities, subject to the rights of the holders of transfer restricted securities to receive liquidated damages in accordance with the registration rights agreement. We will provide copies of the prospectus and notify holders of notes and common stock upon conversion when the shelf registration statement is filed and when it becomes effective.

     We will give notice to all holders of the filing and effectiveness of the shelf registration statement. You will need to complete the notice and questionnaire prior to any intended distribution of your transfer restricted securities pursuant to the shelf registration statement. We refer to his form of notice and questionnaire as the "questionnaire." You are required to complete and deliver the questionnaire prior to the effectiveness of the shelf registration statement so that you can be named as selling stockholders in the prospectus. Upon receipt of your completed questionnaire after the effectiveness of the shelf registration statement, we will, as promptly as practicable but in any event within five business days of receipt, file amendments or supplements to the shelf registration statement so that you may use the prospectus, subject to our right to suspend as set forth above. We will pay liquidated damages to you if we fail to make this filing in the required time. If this filing requires a post-effective amendment to the shelf registration statement, we will pay liquidated damages if this amendment is not declared effective within 45 business days of the filing of the post-effective amendment. Under the registration rights agreement, you will be required to deliver a prospectus to purchasers and will be bound by the provisions of the agreement.

Governing Law

     The notes, the indenture and the registration rights agreement will be governed by the laws of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

     We have appointed the trustee as the initial paying agent, conversion agent, registrar and custodian for the notes. We may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business. In addition, the trustee and its affiliates may in the future provide banking and other services to us in the ordinary course of their business.

     If the trustee becomes one of our creditors, the indenture and the Trust Indenture Act of 1939 may limit the right of the trustee to obtain payment on or realize on security for its claims. If the trustee develops any conflicting interest with the holders of notes or us, it must eliminate the conflict or resign.

           MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of the material United States federal income and, in the case of holders of the notes or the common stock who are not U.S. persons, as that term is defined in the Internal Revenue Code of 1986, as amended, the estate tax considerations, relating to the purchase, ownership and disposition of the notes and of the common stock into which notes may be converted. This discussion is not a complete analysis of all other potential tax considerations relating to such considerations.

     This discussion is based on the provisions of the Internal Revenue Code, the applicable Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. All of these sources of authority are subject to change, possibly on a retroactive basis.

     This discussion deals only with holders that will hold notes and common stock into which notes may be converted as capital assets as defined in the Internal Revenue Code. It does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies or persons that will hold notes as a position in a hedging transaction, straddle or conversion transaction for tax purposes. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

     We urge investors considering the purchase of notes to consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

United States Holders

     Following is a discussion of the material United States federal income tax considerations applicable to beneficial owners of the notes or the common stock, into which the notes may be converted who are U.S. persons, as defined in the Internal Revenue Code. A U.S. person is:

     .    a citizen or resident of the United States,

     . a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

     . an estate the income of which is subject to United States federal income taxation regardless of its source, or

     . a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     Payment of Interest. Interest on a note generally will be includable in the income of a holder as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

     Amortizable Bond Premium. If a holder of a note acquires the note at a cost, excluding for this purpose that portion of the purchase price equal to the value of the conversion option, that is in excess of the amount payable at maturity, the holder may elect to amortize the excess cost on a constant interest rate basis over the term of such note. The amortized premium may be used to offset interest income. However, because the notes may be redeemed at our option at a price in excess of their principal amount, a holder may be required to amortize any bond premium based on the earlier call date and the call price payable at that time. If the holder makes an election to amortize bond premium, the tax basis with respect to the notes will be reduced by the allowable bond premium amortization. The amortization election would apply to all debt instruments held or subsequently acquired by the electing holder and cannot be revoked without permission from the Internal Revenue Service. On conversion of a note into shares of common stock, no additional amortization of any bond premium will be allowed, and any remaining premium will be added to the holder's basis in the common stock received.

     Market Discount. Except as described below, gain recognized on the disposition of a note that has accrued market discount will be treated as ordinary income, and not capital gain, to the extent of the accrued market discount. Market discount is defined generally as the excess, if any, of the principal amount of the note over the tax basis of the note in the hands of the holder immediately after its acquisition.

     Under a de minimis exception, there is no market discount if the excess of the principal amount of the obligation over the holder's tax basis in the obligation is less than 0.25% of the principal amount multiplied by the number of complete years after the acquisition date to the obligation's date of maturity. Unless the holder elects to accrue market discount on a constant yield basis, the accrued market discount generally would be the amount calculated by multiplying the market discount by a fraction, the numerator of which is the number of days the obligation has been held by the holder and the denominator of which is the number of days after the holder's acquisition of the obligation up to and including its maturity date.

     If a holder of a note acquired with market discount disposes of such note in any transaction other than a sale, exchange or involuntary conversion, such holder will be deemed to have realized an amount equal to the fair market value of the note and will be required to recognize as ordinary income any accrued market discount. See the discussion below under "-- Sale, Exchange or Redemption of the Notes" for the tax consequences of a sale or exchange. A partial principal payment, if any, on a note will be includable as ordinary income upon receipt to the extent of any accrued market discount thereon. Although it is not free from doubt, any accrued market discount not previously taken into income prior to a conversion of a note into shares of common stock should carry over to the common stock received on conversion and be treated as ordinary income upon a subsequent disposition of such common stock, to the extent of any gain recognized on such disposition. Unless the election described below is in effect, a holder of a note acquired at a market discount also may be required to defer the deduction of all or a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the maturity of the note or the earlier disposition of the note in a taxable transaction.

     A holder of a note acquired at a market discount may elect to include the market discount in income as it accrues on either a straight-line basis or a constant yield basis. This election would apply to all market discount obligations acquired by the electing holder on or after the first day of the first year to which the election applies. The election may be revoked only with the consent of the Internal Revenue Service. If a holder of a note elects to include market discount in income currently, the rules discussed above regarding ordinary income recognition resulting from a sale and certain other disposition transactions and those regarding the deferral of interest deductions would not apply.

     Sale, Exchange or Redemption of the Notes. Upon the sale, exchange or redemption of a note, a holder generally will recognize capital gain or loss, except to the extent the market discount rules discussed above otherwise provide, equal to the difference between:

     . the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption, except to the extent such amount is attributable to accrued interest income, which is taxable as ordinary income, and

     .    such holder's adjusted tax basis in the note.

     A holder's adjusted tax basis in a note generally will equal the cost of the note to such holder, increased by any market discount, as discussed above, previously included in income by the holder and decreased by any principal payments received by such holder and bond premium amortized by the holder with respect to the notes. Any capital gain or loss will be long-term if the holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. In the case of individual holders, long-term capital gains are taxed at a maximum rate of 20%, and short-term capital gains are taxed at a maximum rate of 39.6%. In taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years. Constructive Dividends on Notes. If at any time:

     . We make a distribution of cash or property to our stockholders or purchase common stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the notes is increased, or

     .    the conversion rate of the notes is increased at our discretion,

     . such increase in the conversion rate may be deemed to be a distribution to holders of notes treated as a taxable dividend to the extent of our current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's adjusted basis in the notes and thereafter as capital gain from the sale or exchange of such notes. Holders of notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

     Conversion of the Notes. A holder generally will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock. Such holder's tax basis in the common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest, and the holder's holding period for the common stock received on conversion will generally include the holding period of the note converted.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share.

     Dividends on Common Stock. The amount of any distribution by us in respect of the common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's tax basis in the common stock and thereafter as gain from the sale of exchange of such stock.

     In general, a dividend distribution to a corporate holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of our stock, other than any non-voting, non-convertible, non-participating preferred stock. A corporate holder that owns 20% or more of the voting power and value of our stock, other than any non-voting, non-convertible, non-participating preferred stock, generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

     Sale of Common Stock. Upon the sale or exchange of our common stock, a holder generally will recognize capital gain or loss (except to the extent the market discount rules discussed above otherwise provide) equal to the difference between:

     . the amount of cash and the fair market value of any property received upon the sale or exchange, and

     .    such holder's adjusted tax basis in the common stock.

Such capital gain or loss will be long-term if the holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. In the case of individual holders, long-term capital gains are taxed at a maximum rate of 20% and short-term capital gains are taxed at a maximum rate of 39.6%. In taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years. A holder's basis and holding period in the common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes."

     Information Reporting and Backup Withholding Tax. In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a note, payments of dividends on common stock, payments of the proceeds of the sale of a note and payments of the proceeds of the sale of our common stock to certain noncorporate United States Holders. The payor will be required to withhold backup withholding tax at the rate of 31% if:

     . the payee fails to furnish a taxpayer identification number to the payor or establish an exemption from backup withholding,

     . the Internal Revenue Service notifies the payor that the taxpayer identification number furnished by the payee is incorrect,

     . there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code, or

     . there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non-United States Holders

     Following is a discussion of the material United States federal income and estate tax consequences applicable to the beneficial owners of notes or the common stock into which the notes may be converted who are not U.S. persons, as defined in the Internal Revenue Code.

     Payment of Interest. Generally, interest income of a non-U.S. holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate, or, if applicable, a lower treaty rate. However, interest paid on a note by us or any paying agent to a non-U.S. holder will qualify for an exemption provided under the Internal Revenue Code for certain portfolio interest income and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the non-U.S. holder and provided that the non-U.S. holder:

     . does not actually or constructively own, pursuant to the conversion feature of the notes or otherwise, 10% or more of the combined voting power of all classes of our stock entitled to vote,

     . is not a controlled foreign corporation as defined in the Internal Revenue Code related to us actually or constructively through stock ownership,

     . is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business, and either:

     . provides a Form W-8BEN, or a suitable substitute form, signed under penalties of perjury that includes its name and address and certifies as to its non-United States status, or

     . is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that Form W-8, or a suitable substitute form, has been received by it from the non-U.S. holder or qualifying intermediary and furnishes us or our agent with a copy thereof.

     Except to the extent that an applicable treaty otherwise provides, a non-U.S. holder generally will be taxed in the same manner as a holder who is a U.S. person with respect to interest if the interest income is effectively connected with a United States trade or business of the non-U.S. holder. Effectively connected interest received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or, if applicable, a lower treaty rate. Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI, or successor form, to the payor.

     Amended Treasury Regulations, which are generally effective for payments made after December 31, 2000, provide alternative methods for satisfying the certification requirements described immediately above.

     Sales, Exchange or Redemption of the Notes. A non-U.S. holder of a note will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of a note, including the receipt of cash in lieu of fractional shares upon conversion of a note into common stock, unless:

     . the gain is effectively connected with a United States trade or business of the non-U.S. holder,

     . in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met, or

     . the holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates.

     Conversion of the Notes. In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a note into common stock by a non-U.S. holder except with respect to the receipt of cash in lieu of fractional shares by non-U.S. holders upon conversion of a note where any of the conditions described above under "Non-United States Holders -- Sale, Exchange or Redemption of the Notes" is satisfied.

     Sale or Exchange of Common Stock. A non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless any of the conditions described above under "Non-United States Holder -- Sale, Exchange or Redemption of the Notes" is satisfied.

     Dividends. Distributions by us with respect to the common stock that are treated as dividends paid, or deemed paid, as described above under "United States Holders - Constructive Dividends on Notes," to a non-U.S. holder, excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such holder and are taxable as described below, will be subject to United States federal withholding tax at a 30% rate, or lower rate provided under any applicable income tax treaty. Except to the extent that an applicable tax treaty otherwise provides, a non-U.S. holder generally will be taxed in the same manner as a holder that is a U.S. person on dividends paid, or deemed paid, that are effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the holder delivers Internal Revenue Service Form W-8ECI, or successor form, to the payor.

     Amended Treasury Regulations, which are generally effective for payments made after December 31, 2000, provide alternative methods for satisfying the certification requirements described immediately above.

     Death of a Non-United States Holder. A note held by an individual who is not a citizen or resident of the United States at the time of death will not be included in the decedent's gross estate for United States estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, and provided that, at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States.

     Common stock actually or beneficially held by an individual who is not a U.S. person at the time of his or her death, or previously transferred by the non-U.S. person subject to certain retained rights or powers, will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

     Information Reporting and Backup Withholding Tax. United States information reporting requirements and backup withholding tax will not apply to payments on a note to a non-U.S. holder if the statement described in "Non-United States Holders -- Payment of Interest" is duly provided by such holder, provided that the payor does not have actual knowledge that the holder is a U.S. person.

     Information reporting requirements and backup withholding tax generally will not apply to any payment of the proceeds of the sale of a note, or any payment of the proceeds of the sale of common stock effected outside the United States by a foreign office of a broker. However, if the broker:

     .    is a United States person,

     . is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or

     . is a controlled foreign corporation for United States federal income tax purposes,

payment of the proceeds of any such sale effected outside the United States by a foreign office of such broker will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note provides the statement described in "Non-United States Holders -- Payment of Interest" or otherwise establishes an exemption. Under Treasury regulations, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

     United States Real Property Holding Corporations. The discussion of the United States taxation of non-U.S. holders of notes and common stock assumes that we are at no time a United States real property holding corporation within the meaning of the Internal Revenue Code. Under present law, we would not be a United States real property holding corporation so long as the fair market value of our United States real property interests is less than 50% of the sum of the fair market value of our United States real property interests, our interests in real property located outside the United States, and our other assets which are used or held or used in a trade or business. We believe that we are not a United States real property holding corporation and do not expect to become such a corporation.

     If we become a United States real property holding corporation, gain recognized by non-U.S. holders on a disposition of notes or common stock would be subject to United States federal income tax in certain circumstances.

     The preceding discussion of material United States federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective holder should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                            SELLING SECURITYHOLDERS

     The $500,000,000 in notes were originally purchased from us on February 1, 2000. On March 17, 2000, the initial purchasers purchased an additional aggregate principal amount of $150,000,000 in notes pursuant to the option granted by the Company. The initial purchasers of the notes have advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act of 1933). These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the notes and/or shares of common stock issuable upon conversion of the notes pursuant to this prospectus.

     The selling securityholders listed below provided us the information contained in the following table with respect to themselves and the respective principal amount of notes and common stock beneficially owned by them and which may be sold by each of them under this prospectus. We have not independently verified this information.

     The selling securityholders may choose to sell notes and/or shares of common stock issuable upon conversion of the notes from time to time. See "Plan of Distribution."

     The following table sets forth as of May 17, 2000:

          . the name of each selling securityholder who has provided us with notice pursuant to the Registration Rights Agreement of their intent to sell or otherwise dispose of notes and/or shares of common stock issuable upon conversion of the notes pursuant to the registration statement,

          . the principal amount of notes and the number of shares of common stock issuable upon conversion of the notes which they may sell from time to time pursuant to the registration statement, and

          . the percentage of outstanding notes and common stock beneficially owned by the selling securityholder as of May 17, 2000.

                                                                                                              Shares of
                                                               Principal Amount      Percentage of           Common Stock
                                                              of Notes that May          Notes               that May Be
         Name of Selling Securityholder(1)                         Be Sold            Outstanding              Sold(2)
--------------------------------------------                 -------------------     --------------         --------------
  Aim Balanced Fund                                              $ 4,255,000               *                      180,297
  Aim VI Balanced Fund                                                76,000               *                        3,220
  Alexandra Global Investment Fund 1, Ltd.                         1,000,000               *                       42,373
  Amoco Corporation Master Trust                                   1,452,000               *                       61,525
  Argent Classic Convertible Arbitrage Fund L.P.                   2,000,000               *                       84,746
  Argent Classic Convertible Arbitrage Fund (Bermuda) L.P.        10,000,000             1.5%                     423,729
  Argent Convertible Aribitrage Fund Ltd.                          5,500,000               *                      233,051
  AST AIM Balanced Portfolio                                         669,000               *                       28,347
  Bank Austria Cayman Island, Ltd.                                 3,000,000               *                      127,119
  BBT Fund, L.P.                                                   7,500,000             1.2%                     317,797
  BNP Arbitrage SNC                                               11,750,000             1.8%                     497,881
  California Public Employees Retirement System                    6,000,000               *                      254,237
  Canyon View Realization (Cayman) Ltd.                           12,662,000             1.9%                     536,525
  Cede & Co.                                                      25,000,000             3.8%                   1,059,322
  Chrysler Corporation Master Retirement Trust                     1,915,000               *                       81,144
  Clinton Riverside Convertible Portfolio Limited                  2,500,000               *                      105,932
  Convexity Partners LP                                              250,000               *                       10,593
  Credit Suisse First Boston Corporation                           5,500,000               *                      233,051
  Deephaven Domestic Convertible Trading Ltd.                      6,000,000               *                      254,237
  Delphi Financial Group, Inc.                                     1,313,000               *                       55,636
  Delta Air Lines Master Trust                                       920,000               *                       38,983
  Fidelity Financial Trust:  Fidelity Convertible Securities Fund  3,800,000               *                      161,017
  Greyhound Lines                                                     50,000               *                        2,119
  Hotel Union & Hotel Industry of Hawaii                             649,000               *                       27,500
  ITG Inc.                                                           178,000               *                        7,542
  Jeffries & Co., Inc.                                                17,000               *                          720
  JMG Capital Partners, LP                                        10,000,000             1.5%                     423,729
  JMG Triton Offshore Fund, Ltd.                                  20,600,000             3.2%                     872,881
  JP Morgan Securities Inc.                                        2,750,000               *                      116,525
  LDG Limited                                                        250,000               *                       10,593
  LibertyView Funds L.P.                                           1,000,000               *                       42,373
  Lyxor Master Fund                                                4,400,000               *                      186,441
  McMahan Securities Co., L.P.                                     2,000,000               *                       84,746
  Minnesota Bakers Union Pension Fund                                 82,000               *                        3,475
  Motion Picture Health Plan - Active                                185,000               *                        7,839
  Motion Picture Industry Health Plan - Retiree
   Member Fund                                                        90,000               *                        3,814
  OZ Master Fund, Ltd.                                             7,000,000             1.1%                     296,610
  Partner Reinsurance Company Ltd.                                   330,000               *                       13,983

  PGEP IV, LLC                                                181,000               *                        7,669
  Quattro Fund Ltd.                                         1,500,000               *                       63,559
  R2 Investments, LDC.                                     35,350,000             5.4%                   1,497,881
  Ramius Capital Group Holdings, LLC                        1,000,000               *                       42,373
  Sage Capital                                              2,500,000               *                      105,932
  State Employees' Retirement Fund of the State of
   Delaware                                                 1,230,000               *                       52,119
  State of Connecticut Combined Investment Funds            1,500,000               *                       63,559
  Salomon Brothers Asset Management Inc.                    2,500,000               *                      105,932
  Sylvan IMA Ltd.                                           1,000,000               *                       42,373
  T. Rowe Price Dividend Growth Fund, Inc.                  2,200,000               *                       93,220
  T. Rowe Price Growth & Income Fund, Inc.                 18,500,000             2.8%                     783,898
  T. Rowe Price Growth Stock Fund, Inc.                    14,000,000             2.2%                     593,220
  The Class IC Company                                      1,500,000               *                       63,559
  The Estate of James Campbell                                890,000               *                       37,712
  TQA Master Fund                                           2,900,000               *                      122,881
  TQA Master Fund Plus                                      1,750,000               *                       74,153
  Tracor Inc. Employees Retirement Plan                       265,000               *                       11,229
  Tribeca Investments LLC                                  22,500,000             3.5%                     953,390
  UBS AG London Branch                                     10,500,000             1.6%                     444,915
  Value Realization Fund, LP                               10,425,000             1.6%                     441,737
  Value Realization Fund B, LP                                600,000               *                       25,424
  Vanguard Convertible Securities Fund, Inc.                2,180,000               *                       92,373
  Viacom Pension Plan Master Trust                            106,000               *                        4,492
  Warburg Dillon Read LLC                                   9,000,000             1.4%                     381,356
  Zurich HFR                                                   50,000               *                        2,119
  Other holders of notes or future transferees of
   such holders(3)                                        343,230,000            52.8%                  14,543,644
                                                      -------------------     --------------         --------------
                    TOTAL                               $ 650,000,000             100%                  27,542,373
                                                      -------------------     --------------         --------------

_______________

 *   less than one percent

(1) Each of the named securityholders beneficially owns less than one percent of our outstanding common stock. Other holders of notes collectively beneficially own 4.9% of our outstanding common stock. No holder may offer notes or shares of common stock pursuant to this prospectus until such holder is named as a selling securityholder. Information about other selling securityholders will be set forth in prospectus supplements, if required.

(2) Assumes full conversion of the notes held by such holder at the rate of 42.3729 shares per each $1,000 in principal amount of the notes.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.


     No selling securityholder nor any of its affiliates has held any position or office with, has been employed by or otherwise has had any material relationship with us or our affiliates, during the three years prior to the date of this prospectus.

     A selling securityholder may offer all or some portion of the notes and shares of our common stock issuable upon conversion of the notes. Accordingly, no estimate can be given as to the amount or percentage of notes or common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified in the table above may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any such changed information will be set forth in supplements or amendments to this prospectus if and when necessary.

                             PLAN OF DISTRIBUTION

     We are registering the notes and the shares of common stock issuable upon conversion of the notes to permit public secondary trading of such securities by the holders from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the notes and the shares of common stock issuable upon conversion of the notes covered by this prospectus.

     We will not receive any of the proceeds from the offering of the notes or the shares of common stock issuable upon conversion of the notes by the selling securityholders. The notes and shares of common stock issuable upon conversion of the notes may be sold from time to time:

          .    directly by any selling securityholder to one or more purchasers;

          .    to or through underwriters, brokers or dealers;

          .    through agents on a best-efforts basis or otherwise; or

          .    through a combination of such methods of sale.

     If notes or shares of common stock issuable upon conversion of the notes are sold through underwriters, brokers or dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents' commissions.

     The notes or shares of common stock issuable upon conversion of the notes may be sold:

          . in one or more transactions at a fixed price or prices, which may be changed;

          . at prevailing market prices at the time of sale or at prices related to such prevailing prices;

          .    at varying prices determined at the time of sale; or

          .    at negotiated prices.

     Such sales may be effected in transactions (which may involve crosses or block transactions):

          . on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale;

          .    in the over-the-counter market;

          . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

          .    through the writing of options.

     In connection with sales of the notes or shares of common stock issuable upon conversion of the notes or otherwise, any selling securityholder may:

          . enter into hedging transactions with brokers, dealers or others, which may in turn engage in short sales of the notes or shares of common stock issuable upon conversion of the notes in the course of hedging the positions they assume;

          . sell short and deliver notes or shares of common stock issuable upon conversion of the notes to close out such short positions; or

          . loan or pledge notes or shares of common stock issuable upon conversion of the notes to brokers, dealers or others that in turn may sell such securities.

     A selling securityholder may pledge or grant a security interest in some or all of the notes or shares of common stock issuable upon conversion of the notes owned by it, and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes or shares of common stock issuable upon conversion of the notes from time to time pursuant to this prospectus. The selling securityholders may also transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus.

     The selling securityholders may sell short common stock and may deliver this prospectus in connection with such short sales and use the shares covered by this prospectus to cover such short sales.

     The outstanding common stock is publicly traded on the Nasdaq National Market. The initial purchasers of the notes have advised us that certain for the initial purchasers are making and currently intend to continue making a market in the notes; however, they are not obligated to do so and any such market-making may be discontinued at any time without notice, in the sole discretion of the initial purchasers. We do not intend to apply for listing of the notes on the Nasdaq National Market or any securities exchange. Accordingly, we cannot assure that any trading market will develop for the notes or have any liquidity.

     The selling securityholders and any brokers, dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the shares of common stock issuable upon conversion of the notes may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such brokers, dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the notes or the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this prospectus. There is no assurance that any selling securityholder will sell any or all of the notes or shares of common stock issuable upon conversion of the notes described herein, and any selling securityholder may transfer, devise or gift such securities by other means not described herein.

     We agreed to indemnify and hold the initial purchasers of the notes harmless against certain liabilities under the Securities Act. The Registration Rights Agreement provides for us and the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

     We agreed pursuant to the Registration Rights Agreement to use our best efforts to cause the registration statement to which this prospectus relates to become effective and to keep the registration statement effective during the periods described in "Description of the Notes--Registration Rights."

                          INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to that information. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

          . Our annual report on Form 10-K for the year ended September 30, 1999 (as amended by Form 10-K/A filed April 17, 2000);

          . Our quarterly report on Form 10-Q for the quarter ended December 31, 1999 (as amended by Form 10-Q/A filed on April 17,
               2000);

          . Our quarterly report on Form 10-Q for the quarter ended March 31, 2000.

          .    Our current report on Form 8-K filed on January 27, 2000;

          .    Our current report on Form 8-K filed April 17, 2000; and

          . The description of our common stock contained in our registration statement on Form 8-A (File No. 001-11921), as filed with the SEC on July 12, 1996.

     Any statement contained in the prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any applicable prospectus supplement or any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800 -SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's Web site at www.sec.gov. The information on our Web site does not constitute a part of this prospectus.

     You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address. In addition, we will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this prospectus incorporates. Written or oral requests for copies of these documents should be directed to:

                              Investor Relations
                              4500 Bohannon Drive
                             Menlo Park, CA 94025
                           Telephone: (650) 331-6000

     You should rely only on the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated herein by reference, is accurate as of any date other than that on the front of the document.

                                 LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Certain attorneys of Brobeck, Phleger & Harrison LLP own in the aggregate approximately 8,007 shares of our common stock.

                                    EXPERTS

     The annual consolidated financial statements of E*TRADE Group, Inc. and its subsidiaries, incorporated in this Prospectus by reference from E*TRADE Group, Inc.'s Annual Report on Form 10K/A for the year ended September 30, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the acquisition of Telebanc which was accounted for as a pooling of interests), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

     The financial statements and schedules incorporated by reference in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Reference is made to said report, which includes an explanatory paragraph with respect to the change in accounting principles as promulgated by SOP 98-5 as discussed in Note 2 to the consolidated financial statements incorporated by reference in the registration statement.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.



                             E*TRADE GROUP, INC.


                                $650,000,000
                 6% Convertible Subordinated Notes due 2007
                                     and
                      27,542,373 Shares of Common Stock


                                _____________

                                 PROSPECTUS
                                _____________



                                May 19, 2000